October 13, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention: Kevin Woody, Accounting Branch Chief
Re:	Oppenheimer Holdings Inc. Form 10-K Filed March 2, 2011 File No. 001-12043
Dear Sirs:
Oppenheimer Holdings Inc. (the “Company”) is in receipt of a comment letter from the United States Securities and Exchange Commission (the “Commission” or the “SEC”) dated September 22, 2011. The Company’s responses below follow the numbered points in the comment letter.
Form 10-K for the year ended December 31, 2010
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
1. Summary of Significant accounting policies
Basis of Presentation, page 75
1. We have considered your response to our prior comment one. Given the apparent quantitative significance of the over-accrual of compensation expense to net earnings for the year ended December 31, 2009 and several quarterly periods, we are unable to agree with your conclusions regarding materiality. Please advise us or revise accordingly.
Response:
The Company believes that several quantitative and qualitative factors considered in our SAB 99 analysis dated March 30, 2010 mitigate the quantitative factor when assessing the out-of-period adjustment to the overall financial statements. The out-of-period adjustment was caused by an over accrual of compensation related to a business that was part of a large acquisition that took place in 2008 (acquisition discussed further below). This over accrual did not result in any over payments to employees or members of management. However it did have an impact on the Company’s incentive compensation pool. The Company, as well as other companies in the industry, uses the compensation as a percentage of revenue ratio as a target for incentive compensation purposes. The Company’s compensation as a percentage of revenue ratio was 68% in 2008 as a result of the deferred compensation obligations related to the 2008 acquisition. That ratio remained elevated in 2009 at 68%, despite a fairly substantial decrease in incentive compensation payments in 2009 compared to 2008. For example, the total amount of investment banking incentive compensation decreased 40% or $9.7 million from $24.3 million in 2008 to $14.6 million in 2009. If the Compensation Committee had known that an additional $3.7 million in incentive compensation was available, it would have likely paid out most, if not all, of that amount to this group in 2009 year which would have had the effect of reducing the magnitude of the adjustment on the Company’s operating results. In fact, to make up for some of reduced incentive compensation paid to this group, the Company agreed to make an “off-cycle” incentive compensation payment in April 2010, which totaled $3,461,140 and approximated the amount of the Global High Yield (“GHY”) over accrual.
As requested, the following is a description of the additional out-of-period adjustments to fiscal year 2009. The sum of these items was included in the March 30, 2010 SAB 99 memo. In addition to the over-accrual of GHY compensation, the Company had three other adjustments in 2009 totaling a net debit of $339,683. The first related to the reversal of a legal accrual of $1,000,000 (credit) related to the settlement of an Auction Rate Security (“ARS”) case that was settled after issuance of the earnings release but prior to the filing of the 2009 Form 10-K. The second item related to recognizing a fair value adjustment of $1,067,163 (debit) related to ARS as a result of the legal settlement referred to above. The third item related to an under accrual of potential loss exposures in the amount of $272,520 (debit) related to the Company’s Oppenheimer Multifamily Housing & Healthcare Finance Inc. subsidiary.
After considering the effects of the “off-cycle” incentive compensation payment in April 2010 as well as the additional out-of-period adjustments discussed above, the net impact would have been $50,888 or 0.15% of 2009 pre-tax income of $34.8 million as shown in the following table:

Impact on Fiscal Year 2009
Description	Amount Dr/(Cr)
GHY Out-of-Period Adjustment	$(3,749,935)
“Off-Cycle” Incentive Compensation Payment	$3,461,140

Difference	$(288,795)	A

Reversal of Legal Accrual related to ARS	$(1,000,000)
Recognition of ARS Fair Value Adjustment	$1,067,163
Under Accrual of Interest	$272,520

	$339,683	B

Net Impact on Pre-Tax Income	$50,888	(A + B)
Notwithstanding the effects of the foregoing, the Company experienced low profitability in 2009 and 2010 due to (1) significant underperformance of its investment banking business, (2) the low interest rate environment, and (3) issues in the credit markets as demonstrated in the following table:

$ in Thousands

Period	GHY Loan
1Q-09	$281,176
2Q-09	$1,033,180
3Q-09	$611,663
4Q-09	$1,823,916

2009	$3,749,935
To put this in context, in 2007, the Company was very profitable and reported $127.4 million in pre-tax income. In January 2008, the Company made a large acquisition of a capital markets business at an inopportune time and incurred transaction costs of over $85 million which, coupled with the ensuing financial crisis, led to a $36 million pre-tax loss in 2008, the first loss in the Company’s history which was fully described to shareholders during the relevant period. With the modest recovery in the overall markets in 2009, the Company reported $34.8 million in pre-tax profits despite acquisition costs from the 2008 transaction still weighing on the results, economic uncertainty, and volatility in the markets. After eliminating the effect of $13.7 million in remaining incentive compensation costs related to the acquisition, pre-tax income in 2009 would have been $48.5 million which would have reduced the impact of the out-of-period adjustment to 7.6%. The Company’s pre-tax income in 2009 represented only 27% of that reported in the year prior to the financial crisis (i.e., 2007). The out-of-period adjustment did not impact the trend of earnings from the net loss in 2008 to the net income reported in 2009 nor does it cause income (loss) to result in a loss (income) for any of the periods in question. The adjustments for each period would have improved results incrementally but would not have changed significantly the magnitude of the variances period-over-period.
While this reduced level of earnings in 2009 resulted in the over accrual being quantitatively large at 9.8%, there are metrics and quantitative factors which the Company believes need to be assessed in determining the materiality of the adjustment to the financial statements taken as a whole. The adjustment had the following impact:
•	Return on Assets (“ROA”) changed between 0.01% and 0.10% for each quarter in 2009, full year 2009, and the first quarter 2010

•	Return on Equity (“ROE”) changed between 0.04% and 0.48% for each quarter in 2009, full year 2009, and the first quarter 2010

•	Less than 0.4% of 2010 and 2009 revenues and expenses

•	0.6% of compensation expense in 2010 and 2009

•	Less than 0.4% impact on compensation as a percentage of revenue ratio for both 2010 and 2009

•	Less than 0.5% of stockholder’s equity in 2009

•	Book value per share for 2009 impacted by $0.16, or less than 0.5%

•	Only 1% of gross revenues for Capital Markets business segment in 2009

•	Capital Markets business segment pre-tax loss would have been reduced from $4.9 million to $1.2 million in 2009*

*	After considering the effects of the “off-cycle” incentive compensation payment made in April 2010 as discussed above (i.e., $288,795), the Capital Markets business segment’s pre-tax loss would have been 6% lower to $4.6 million instead of the reported $4.9 million.
The Company does not consider the impact of the aforementioned metrics to be material in the context of the overall financial statements.
There are other considerations that the Company believes are important to weigh in the overall materiality decision. These items include the following:
•	After the first quarter 2010 earnings release, which contained disclosure, including the dollar amount, of the out-of-period item, the Company’s stock price increased $1.02, or 3.6% reflecting the large increase in the Company’s quarter-over-quarter results. Average volatility for the five days before and five days after the first quarter 2010 earnings release was 34.6 and 35.9, respectively.

•	Trading volume the day of the first quarter 2010 earnings release was normal at 39,000 shares (23,400 the day before and 33,700 the day after). To put things into perspective, trading volume in the Company’s shares has averaged about 48,000 per day over the last three months.

•	No analyst provides coverage on the Company. Thus there are no third party metrics/data points to consider in the Company’s SAB 99 analysis.

•	There was no negative impact on regulatory or debt covenant calculations as a result of this item.
While there are no analysts providing coverage, the Company also considered the content included in our Chairman’s Presentation at the 2011 Annual Stockholder’s Meeting (the slide deck for which is contained on our website) that demonstrates the immateriality of the adjustment. Financial highlights and key business factors discussed in that presentation include:
•	In 2010, the Company exceeded $1 billion in revenues for the first time in the Company’s history (out-of-period item represents 0.36% of total revenues)

•	The Capital Markets Business Segment produced revenues of $359 million (out-of-period item represents approximately 1% of this segment’s revenues)

•	Profit margin increased from 3.5% to 6.8% from 2009 to 2010 (would have been 3.9% to 6.5% including the impact of the out-of-period item)

•	Book value per share was $37.02 in 2010 versus $34.15 in 2009 (would have been $36.84 in 2010 and $34.31 in 2009 including the impact of the out-of-period item)

•	ROE increased from 4.4% to 8.0% between 2009 and 2010 (would have been 4.8% to 7.3% including the impact of the out-of-period item)
As you can see, the Company continued the recovery that began in 2009 in 2010, despite the difficult economic conditions and continued low interest rate environment, continuing the trend of returning to normalized profitability. This also had the effect of reducing the magnitude of the reversal of the out-of-period adjustment.

In closing, the Company continues to believe that the impact of the adjustment was not material to the 2009 or 2010 financial statements. The Company followed the requirements of SAB 99 (Materiality) and SAB 108 (Quantifying Misstatements) and produced contemporaneous documentation that was both comprehensive and fact-based. The Company vetted the SAB 99 analysis with the Board of Directors, Audit Committee, outside securities counsel, and its independent auditors all of whom were in agreement regarding the Company’s conclusion. In addition to the discussion contained in the SAB 99 memo, the above discussion further demonstrates that the adjustment did not have a material quantitative impact on the financial statements taken as a whole. The investors did not react with a material negative change in stock price or volume, various other quantitative metrics (outside of pre and post-tax profit) were not materially impacted, and the Company included transparent disclosure in its SEC filings about the nature and correction of the out-of-period adjustment.
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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have further questions or comments, do not hesitate to contact the undersigned.

Yours truly, Oppenheimer Holdings Inc.
/s/ Jeffrey J. Alfano
Jeffrey J. Alfano,
Chief Financial Officer